Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

The following is the text of the website that is being maintained at https://www.dfking.com/MDTSeparation in connection with the offer by Medtronic to exchange up to an aggregate of 225,361,295 newly issued shares of common stock of MiniMed Group, Inc., which are owned by Medtronic, for shares of common stock of Medtronic, as described in further detail in the Prospectus (as defined below).

Medtronic
Engineering the extraordinary

Last Updated: September 17, 2026

Exchange Offer

On September 14, 2026, Medtronic plc (Medtronic; NYSE: MDT) commenced an offer to exchange (the "**Exchange Offer**") up to 225,361,295 newly issued shares of common stock, par value $0.01 per share ("**MiniMed Common Stock**"), of MiniMed Group, Inc., for outstanding Medtronic ordinary shares, par value $0.0001 per share ("**Medtronic Ordinary Shares**") that are validly tendered and not validly withdrawn, as described in further detail in the prospectus, dated September 14, 2026 (the "**Prospectus**"). In addition, if the Exchange Offer is oversubscribed, Medtronic may, without extending the Exchange Offer period, decide to accept an additional number of Medtronic Ordinary Shares that are validly tendered and not validly withdrawn not to exceed two percent of the total outstanding Medtronic Ordinary Shares (the "**De Minimis Increase Amount**"). If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic's remaining interest in MiniMed.

The number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of Medtronic Ordinary Shares tendered.

Pursuant to the Exchange Offer, for $100 of Medtronic Ordinary Shares accepted in the Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock, subject to an upper limit of 4.5939 shares of MiniMed Common Stock per Medtronic Ordinary Share. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. IF THE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $107.53 OF MINIMED COMMON STOCK FOR EACH $100 OF MEDTRONIC ORDINARY SHARES THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The value of the Medtronic Ordinary Shares and MiniMed Common Stock for purposes of the preceding paragraph and the Exchange Offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices ("**VWAPs**") of Medtronic Ordinary Shares (the "**Average MDT Price**") on the New York Stock Exchange (the "**NYSE**") and MiniMed Common Stock (the "**Average MMED Price**") on the Nasdaq Global Select Market ("**Nasdaq**"), respectively, during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer (the "**Averaging Dates**" and this three-day period, the "**Averaging Period**"). The Averaging Period Dates, if the Exchange Offer is not extended or terminated, would be October 5, 6, and 7, 2026. If Medtronic decides to extend the Exchange Offer, the Averaging Period will be reset.

Medtronic will provide on this website the daily VWAPs of both Medtronic Ordinary Shares and MiniMed Common Stock during the pendency of the Exchange Offer. Prior to the Averaging Period, beginning on the third trading day of the Exchange Offer, this website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Medtronic Ordinary Shares and MiniMed Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

During the first two days of the Averaging Period, this website will provide indicative exchange ratios that will be calculated based on the Average MDT Price and Average MMED Price, as calculated by Medtronic based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Medtronic in its sole discretion if such source is not available or is manifestly erroneous). This website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be

calculated based on the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on this website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share validly tendered is in effect, will be announced by press release and be available on this website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date.

The Exchange Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on October 9, 2026, unless the Exchange Offer is extended or terminated.

If the Exchange Offer is oversubscribed and Medtronic cannot accept all tenders of Medtronic Ordinary Shares at the exchange ratio, then all Medtronic Ordinary Shares that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as "**proration**." Medtronic shareholders who beneficially own "**odd-lots**" (less than 100 shares) of Medtronic Ordinary Shares and who validly tender all of their shares will not be subject to proration.

In the event that the Exchange Offer is consummated but less than 80.1% of the outstanding shares of MiniMed Common Stock are exchanged because the Exchange Offer is not fully subscribed, Medtronic intends to effect a spin-off occurring on the same day the Exchange Offer is consummated in the manner described in the Prospectus.

In the event that Medtronic continues to hold any interest in MiniMed following the Exchange Offer (including if the Exchange Offer is not sufficiently oversubscribed to permit Medtronic to divest its remaining interest in MiniMed through the acceptance of an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount), Medtronic intends to divest the shares of MiniMed Common Stock that Medtronic continues to beneficially own through a subsequent spin-off, split-off, debt-for-equity exchange, or any combination of these potential transactions (any such transaction or combination of transactions, a "**clean-up divestment**"). Because a clean-up divestment, if any, will occur following the completion of the Exchange Offer, if the clean-up divestment involves a distribution or offer to Medtronic shareholders, holders of Medtronic Ordinary Shares validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in the clean-up divestment to the extent that any such method of divestment would be open to holders of Medtronic Ordinary Shares (unless they hold Medtronic Ordinary Shares that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).

The completion of the Exchange Offer is subject to certain conditions as specified in the Prospectus. Medtronic may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the Exchange Offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the Exchange Offer. A copy of the Prospectus, forms of a Letter of Transmittal, Notice of Guaranteed Delivery and Notice of Withdrawal, the Medtronic press release announcing the Exchange Offer, and information for Medtronic employees (including for Medtronic ESPP participants) are available through the links below.

Current Exchange Offer Data

Date:	September 17, 2026
Medtronic Ordinary Shares Daily VWAP:	$92.7891
MiniMed Common Stock Daily VWAP:	$22.0412
Indicative Exchange Ratio:	4.5080 x

Upper Limit:	4.5939 x
Upper Limit in Effect:	No

Table of Historical Indicative Calculated Per-Share Values

The table below will show VWAPs and historical indicative calculated per-share values on a given day for Medtronic Ordinary Shares and shares of MiniMed Common Stock, and the corresponding indicative exchange ratio, beginning on the third trading day of the Exchange Offer period, calculated as though that day were the last day of the Averaging Period. On each day prior to the Averaging Period, the information in the table will be updated by 4:30 p.m., New York City time, except that no indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the Exchange Offer period, as such values require daily VWAP data for three trading days.

During the first two days of the Averaging Period, this website will provide indicative exchange ratios that will be calculated based on the Average MDT Price and Average MMED Price, as calculated by Medtronic based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Medtronic in its sole discretion if such source is not available or is manifestly erroneous). No indicative exchange ratio will be provided after the Averaging period, as those days of the Exchange Offer after the Averaging Period will not affect the exchange ratio. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on this website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share validly tendered is in effect, will be announced by press release and be available on this website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date.

Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time.

DAY	DATE	MEDTRONIC ORDINARY SHARES		MINIMED COMMON STOCK		EXCHANGE RATIO	
		DAILY VWAP	INDICATIVE CALCULATED PER-SHARE VALUE	DAILY VWAP	INDICATIVE CALCULATED PER-SHARE VALUE	INDICATIVE EXCHANGE RATIO – SHARES OF MINIMED COMMON STOCK TO BE EXCHANGED PER MEDTRONIC ORDINARY SHARE TENDERED[(1)]	UPPER LIMIT IN EFFECT?

1	September 14, 2026	$93.6194	N/A*	$21.9057	N/A*	N/A	N/A
2	September 15, 2026	$93.7623	N/A*	$22.0528	N/A*	N/A	N/A
3	September 16, 2026	$92.8400	$93.4072	$22.5479	$22.1688	4.5306 x	No
4	September 17, 2026	$92.7891	$93.1305	$22.0412	$22.2140	4.5080 x	No
5	September 18, 2026	$	$	$	$		
6	September 21, 2026	$	$	$	$		
7	September 22, 2026	$	$	$	$		
8	September 23, 2026	$	$	$	$		
9	September 24, 2026	$	$	$	$		
10	September 25, 2026	$	$	$	$		
11	September 28, 2026	$	$	$	$		
12	September 29, 2026	$	$	$	$		
13	September 30, 2026	$	$	$	$		
14	October 1, 2026	$	$	$	$		
15	October 2, 2026	$	$	$	$		
16	October 5, 2026	$	$	$	$		
17	October 6, 2026	$	$	$	$		
18	October 7, 2026	$	$	$	$		

19	October 8, 2026	$	$	$	$
20	October 9, 2026	$	$	$	$

(1) Subject to proration. See the section in the Prospectus titled "**The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots**".

* No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the Exchange Offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Exchange Offer Documents

Prospectus

Form of Letter to Brokers, Dealers

Form of Letter to Clients

Letter of Transmittal

Instruction Booklet to Letter of Transmittal

Notice of Withdrawal

Notice of Guaranteed Delivery

Launch Press Release

The Information Agent for the Exchange Offer is:

EQ D.F. KING

28 Liberty Street, 53rd Floor
New York, New York 10005
Shareholders call: (877) 361-7972
Banks, Brokers, and all others outside the United States call: (646) 845-0146
Email: minimed@dfking.com

Cautions Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Medtronic's ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic's ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed's ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic's and MiniMed's periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other Exchange Offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as "**anticipate**," "**believe**," "**could**," "**estimate**," "**expect**," "**forecast**," "**intend**," "**looking ahead**," "**may**," "**plan**," "**possible**," "**potential**," "**project**," "**should**," "**going to**," "**will**," and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained herein, including to reflect future events or circumstances.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. MiniMed has filed with the SEC a registration statement on Form S-4 (the "**Registration Statement**") that includes a Prospectus. The Exchange Offer is made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic Ordinary Shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.

Medtronic has filed with the SEC a Schedule TO, which contains important information about the Exchange Offer.

Holders of Medtronic Ordinary Shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC's website at http://www.sec.gov. Holders of Medtronic Ordinary Shares may also obtain a copy of the Prospectus by clicking on the appropriate link above.

Medtronic has retained D.F. King & Co., Inc. as the information agent for the Exchange Offer. To obtain copies of the Exchange Offer Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at 1-(877) 361-7972 (toll-free for shareholders) or +1-(646) 845-0146 (banks, brokers, and all others outside the United States).